Save Aerojet

THE PATH TO IMPROVED VALUE CREATION AT AEROJET ROCKETDYNE

Friday, June 10, 2022, 8:30 AM

SPEAKERS

Warren Lichtenstein – *Executive Chairman of the Board of Directors*

Mark Tucker – *Former Chief Operating Officer; Chief Executive Officer Candidate*

PRESENTATION

Operator
Good day and welcome to the Save Aerojet Conference Call. All participants will be in a listen only mode. You may submit online questions at any time today using the window on the webcast. Please note, this event is being recorded.

I would now like to turn the conference over to Mr. Warren Lichtenstein, Executive Chairman of Aerojet Rocketdyne. Please go ahead, sir.

Warren Lichtenstein
Thank you. Good morning, everybody, and thank you for attending our conference call. It's much appreciated. I'm very happy to see lots of new names, as well as lots of familiar names, as fellow shareholders on the call. We have owned greater than 5% of the Company since 2002, and we've been shareholders of the Company for almost 22 years at this point in time. So, we've been involved with the Company for a very long time before it was Aerojet Rocketdyne and when it was called GenCorp.

In 2008, we got representation on the board: myself and two other individuals. In 2013, I became Chairman of the Board, and in 2016, I became Executive Chairman of the Board. So, we've seen a very long transition of growth and changing of strategic direction of the Company. The market value has gone from a few hundred million dollars at the time we got on the board in 2008, to almost $5 billion at the time of the announcement of the Lockheed deal, as well as prior to COVID in February of 2020.

There'll be more going forward, but I think it's important that everybody realizes that this is a tale of two stories. And I think that Mark and I will be able to demonstrate to you all where the Company has come from, what's transpired in the last 18 months, and what our plan is for the future.

Mark…

Mark Tucker
Thanks, Warren. Let me give you a little introduction of myself. My education started with an Engineering Degree in Aeronautical Operations and an MBA. I started my career over 37 years ago at Northrop Grumman, where I worked both in the defense and commercial aerospace sectors. I had several different positions of increasing responsibility through the beginning of my career, including engineering operations, quality and an introduction into program management. My first P&L job was running the 747-fuselage program, which was about $900 million annual revenue in supplying the fuselage sections for the 747 to Boeing.

After that, I went back to the defense side – I ran supply chain for their aeronautics sector for four years. It had about an annual $4 billion spend. Then I moved back into program management, where I was the program manager on the aerial refueling tanker program that Northrop had won with EADS. After that program was contested, I moved over and then ran the F35 program through the tail end of the SDD and initial low-rate production program for four years. And my last job at Northrop Grumman was running a competitive classified program, which turned out to be very successful for Northrop Grumman.

I left the company [Northrop Grumman] in 2013 and in October 2013, I joined Aerojet Rocketdyne, which was shortly after the Rocketdyne acquisition. I was a Senior VP of Engineering Operations, Quality Supply Chain, and my responsibility was to really drive the integration of the Company after the acquisition. In 2014, I developed the competitive improvement program which was a significant comprehensive internal restructuring of the Company, which focused on driving product affordability through material and labor savings on the programs, driving overhead cost reduction, and a significant restructuring of the facilities. We eliminated over a million square feet of excess manufacturing space and 250,000 square feet of office space and drove the composite overhead rates of the Company into a more competitive range – enabling the Company to be more competitive in bidding and executing and ultimately enabled the bottom-line growth.

So, it was an extensive program. I stated my intentions to retire or move on from the Company in 2019. At that point, I signed a retention agreement to stay on. It's kind of critical that we continue with continuity in the team, so I agreed to stay on. And then when that expired, the Company asked me to extend again. So, I signed a second retention agreement that kept me in the Company until 2020, which ultimately culminated in the Lockheed Martin deal, and is kind of the capstone of my time at Aerojet Rocketdyne.

So, I left the Company in December of 2020. And then since then, I've been actively involved in consulting for major aerospace firms, and other industrial companies. I have a significant stock position in the Company, and I've held all my stock since I left the Company. And I intend to expand that position when I get into the CEO position. Thank you.

Warren Lichtenstein
Thank you, Mark. So, I'd like to start with a brief overview and then go into the deck. And then we will go back to Mark to talk about plans and visions, and then we will have a Q&A. So, as I stated previously, this is a tale of two stories. The management philosophy of the Board has been to pay for performance, to delegate power and to hold [people] accountable. Unfortunately, there became a point in time when the CEO did not want to be held accountable. And what we found at that point in time, was half the Board of Directors that was fully engaged, and half the Board of Directors that was not fully engaged. Information began to be withheld from the Board.

But through diligence, we found out that we had significant quality issues, that certain products could not be delivered, like the RL10, that we had very upset customers. We had a lot of attrition and unfilled positions in the business. And at some point in time, a Board meeting was called to try to get the Board together to get a meeting of the minds where everybody would agree that they would play for the name on the front of the jersey, which is Aerojet Rocketdyne, versus the name on the back of the jersey. We thought that there was a meeting of the minds, but it didn't happen. And at that point in time, certain members of the Board wanted the Company to engage in contingency planning, in the event that there was no Lockheed deal, as well as understanding what was happening to the business and what was creating the deterioration of the cash flow.

This is a business where reported earnings, GAAP measurements, percentage of completion accounting differ than cash, and the business should be measured by cash. And as we all know, that's what we pay the bills with.

A proxy fight, as we all know, is the last resort. A shareholder having to resort to using the governance issues to nominate a slate of directors is something people don't do lightly. But we've assembled a slate of highly qualified, independent directors whose bios are all listed, and it really is a superstar team. And Mark Tucker will be a superstar CEO that has the experience to repair what's currently a vulnerable Company in operations. And this new Board, as fiduciaries and stewards of our capital, understands how to create long-term value.

As always, I'm willing to put my money where my mouth is. We currently have it marked at $150 million. We've recently gotten Hart-Scott clearance to purchase more shares. We've agreed we wouldn't do so for a period of time, but are more than willing to increase our position to show our dedication and alignment with all of all of you. So now to the deck.

Mark Tucker
Warren, I'd like to interject here for a minute. It's important to note that we have basically six core customers that make up the majority of our business. And so those relationships are very important, and if we alienate any of those customers, that could have serious consequences on our business. Again, highlighting the importance of the free cash flow as far as operating the Company. So, excuse my interruption.

Warren Lichtenstein
I'm with you, Mark. So, it's free cash flow, that's what we keep looking at here. And it's important to understand that cash flow went from $300 million in 2000, down to $62 million. It was also a result of the CARES Act, where the Company did not have to fund millions of dollars into the pension plan and also had tax deferral due to the regulatory change.

There's currently a meeting called for June 30th — it's a special shareholder meeting. The Drake Slate has four incumbent directors including Eileen, Generals Lord and Chilton and Tom Corcoran, who also control the Org & Comp Committee. And we could talk about that if it's ever appropriate. But our Board of Directors includes eight nominees. We're also committed to expanding the Board to nine so that we never find ourselves in a deadlock position again.

But our nominees include the Honorable Tina Jonas, Joanne Maguire, a national asset who just received the Space Foundation's Lifetime Achievement Award. She was a very senior leader at Lockheed Martin and before that, Northrop. Aimee Nelson, who has been in commercial banking, a CFO and in private equity for 20 plus years. Mark Tucker, you'll hear from this morning. Vice Admiral Mat Winter, who is not your typical Admiral. He's really a businessman, and a pilot disguised as an Admiral. And Heidi Wood, who has come from the street as a number one aerospace defense analyst for many, many years, and she then transitioned into industry, was a lead and an architect of the L3Harris merger of equals, then lead their integration team. After that, she went to CAE.

We have two distinct value propositions coming up for the election. Ms. Drake, who believes that the Company has squeezed all of the juice out of the lemon and has no growth prospects. And our group of recently refreshed nominees, who believe in long-term shareholder value, significant growth, that we need to earn the ability to grow, which we will, as well as better capital allocation, and better balance sheet management. I'm sure many of you are asking, what is going on with all of this legal mass saturation? It was very important that what we found out after the nominations were made in January, is that Ms. Drake was engaging in unauthorized activities using Company resources.

So much so, that we felt the need to go to the Delaware Court of Chancery, made our arguments in front of Vice Chancellor Will, and were granted a TRO, which is a very high hurdle. That resulted in a May 23rd, 24th and 25th trial, and we're eagerly awaiting the Vice Chancellor's decision, which should come mid-June – which I believe will reiterate what she stated in her previous decisions – that Ms. Drake and her constituents engaged in unauthorized and unlawful acts. And I think that will be very important to take into consideration when figuring out where to vote on June 30th. And I would ask everybody, if you have the time or the inclination, to go and read the post-trial briefs from each side, which are very good summaries of what's transpired. Thank you.

So, what is this contest about? It's really about three things. Who has more credibility? Who's the right Chief Executive Officer to lead this Company at this point in time? And who has the better plan and vision for the Company? I think that the facts speak for themselves. We are long-term investors. We want to compound our capital over many, many years. We're not looking for a short-term IRR. I think it's demonstrated. I think that the lowest price I was able to buy stock was two-and-a-half dollars and have sold almost no shares over the 20 years that we've been shareholders. We believe in alignment, and we have it and we'll continue to do so.

The past 18 months, we've seen significant deterioration in the business. Mark will get into it, but we will reiterate the attrition of the people, the unhappiness of the customers, the negative cash flow, the program problems, the quality issues, the lack of spending for the future, in order to try to hit numbers, as in reduction of B&P, IR&D, Capex, lack of hiring to fill essential roles. And that has made the Company vulnerable today, where it was not when we signed our agreement to sell to Lockheed Martin.

A little bit of perspective for everybody. After the merger was signed, Senator Warren came out publicly, as well as Raytheon, who's one of our customers, against the transaction. That was followed by [FTC] Chair Khan, also making public statements. And that got me nervous. And I felt that, even if there was a 1% chance that the transaction would not go through, we should do everything that we needed to be done to engage in the unlikely event that the transaction wouldn't go through, as opposed to having a complete focus on getting change in control agreements that would have awarded Eileen many, many millions of dollars. Not as much as she asked for in the settlement to walk away, which was $48 million, but quite a substantial sum, nonetheless.

At the same time that we saw the government shifting their views on what should happen in defense vertical acquisitions, we saw the deterioration of the numbers and the cash, as well as the dissatisfaction with customers. That resulted in the lowest cash flow that the Company's had in many, many years at the end of 2021. Some of the public statements that our customers have made, and as Mark said previously, only a handful of customers make up 90% of their business. So, the voice of the customer is extremely important here.

Boeing came out. They're very unhappy with Aerojet's performance with respect to Starliner. That's an issue that we are going to have to meet head on and work out an acceptable compromise with them. Raytheon has said that they are not able to contain motors, and point in fact, I got a phone call from one of the senior executives at Raytheon, at my home, not too long ago, who let me know that there was $150 million of product that was due – that Aerojet is out of contract delivery terms on every single contract that we have with them, that Raytheon has 50 full-time people embedded in the Aerojet organization, and that there was a plan put together in the fourth quarter of 2021 to deliver the past due engines and that was missed in the first quarter of 2022.

He felt that the senior leadership team was distracted. He let me know that the partnership with Raytheon and Aerojet is very, very important, and hopes that we can resolve it as soon as possible. I gave him my commitment that after June 30th, we will sit down and do everything that needs to be done to make sure that the relationship stays solid and that we get back on track. Similar with ULA, which is a joint venture between Boeing and Lockheed, they're a launch service provider, as well as Lockheed Martin.

We can talk about the burning cash within the programs, but Mark will get to that when he talks about how he's going to fix the problems that we have. Page 14 is very important. There is no "I" in team. The success of Aerojet has not happened due to one person in the organization. It's due to people having common goals, common culture, common core values. But unfortunately, there have been 20 people in senior leadership that have left the Company over time. There have been five in the C-suite, including three CFOs, two COOs, two Senior Vice Presidents in the business units, two General Counsels, and three heads of human resources.

We also, in 2021 alone, lost 800 people from the organization that began with almost 5,000. Luckily, we were able to rehire 700 plus of them, but the Company still had open positions of between 300 and 400 people at any one time, which in my belief is what has led to some of these production and quality issues. Some of the commentary that we've seen in reviews from either current employees or past employees, on Glassdoor, which I'm sure many of you are familiar with, has a CEO rating of Eileen in the 40s. You can have a look yourselves at Glassdoor and see what the commentary is.

And then we talk about how the Company is structured. We really have three business units: defense, space, and real estate. Real estate is an asset that we've been trying to and will continue to try to monetize. It started as 20 square miles of land. It was the range of the original Aerojet. And just to remind people, Aerojet started as General Tire and Chemical. It was broken into two in 2000: GenCorp and Omnova. It was cleaned up. The automotive business and other businesses were sold, including a defense electronics business to Northrop.

And Aerojet then started acquiring other propulsion companies including Redman, which was the old GD. It bought Atlantic Research from Sequa. And ultimately, Rocketdyne, Coleman, and 3DMT. But Mark will go into the programmatic issues, where the problems are, and how he will fix it.

There's been, in the last 18 months, very poor decisions based on capital allocation. There's been an underspending on the R&D and B&P function. There are very high levels of corporate overhead. There's been significant overspending on materials. And when you buy material in this business, provided there are no real EAC changes, you get to book revenue and profits, even if that material is not used right away.

Sadly, I was sidelined during 2021. There was an inability for me to get information from the management team. Eileen had instructed her direct reports not to provide appropriate information. And coincidentally, I got a text message from one of the departing senior executives, who is probably, in my opinion, number two or three in the Company, letting me know that her direct reports would really like to speak to me, but they don't know what the ramifications would be. And so, we are not in a normal communication environment. And you can see that in the deck here.

I also, as I mentioned previously, called a Board meeting and set an agenda to try to get everybody together to talk about the business issues, which were going on in 2021, but continue into 2022. And sadly, certain members of the Board refused to attend the meeting.

I believe that Mark Tucker is the right man at the right time to fix this business. I do not believe that Eileen is the right person to fix and run this business. I did believe that Eileen was the right person when we put her into the seat in 2015.

Shortly thereafter, we realized that she could use some help. And the Board asked me to step in as Executive Chairman, which I said that I would do. And my role as Executive Chairman was really to help facilitate communication, look at capital allocation, balance sheet issues, as well as

M&A, as well as looking for people to join the team that could augment people that we had or people that obviously were leaving for whatever reason.

I do want to clarify one thing. I said that the Glassdoor rating was in the 40s. I think it's probably a little higher than that, but as everybody knows, we could strive to do better.

With that, I'd like to turn the meeting over to Mark. And Mark, if you could please take us through your plan and vision.

Mark Tucker
Okay. Thanks, Warren. As Warren highlighted, there are some real issues in the Company. The Company has some great programs, great performance. However, it's been some somewhat sub-optimized by programs that that aren't performing where they need to be and certainly the organizational churn needs to be turned around. I think all these things are fixable. These are the types of things that I've fixed or worked on my whole career as I've worked through aerospace and defense. And I think we can improve these areas, but it'll take some time. And it'll take the whole team pulling together.

So, with that, the leadership vision and plan here is really to stabilize the leadership team and the organization, and get the whole team refocused on execution and get past all the distractions that they've been encountering for the last 18 months, including the failed acquisition and the turmoil that we're in right now. So, I think I have the right vision, and the right experience, and the capability to do that.

So, I mentioned some highlights of my background. Mostly, this is when I joined Aerojet Rocketdyne, that stressed a couple of things: that I've been in operations and execution my whole career, my whole time at Aerojet Rocketdyne I've been involved with interaction with the Board and establishing this strategic plan that's been implemented over the last five to seven years. I know the people in the Company, I know the customers, I know the Board members, and that there would be no learning curve if I stepped into this job. I could do this job right away.

This would be the capstone for me. When I left the Company, I was not looking for another full-time job, but when this kind of developed in this fashion and Warren came back to me and said would I be willing to come back, I think it would be a great culmination of my career. I'm passionate about fixing the business in the long-term and I have no short-term horizon of one to two to three-year plans. I'll be here as long as the Board wants me to be there, and as long as the Company continues to thrive.

I was honored that a former boss of mine was willing to go out and endorse me. Scott's known me for many, many years. He knows my capabilities, and I really appreciate his endorsement that I'm capable and ready to do this job.

Warren Lichtenstein
Let me just chime in there if you don't mind. Scott Seymour was the CEO from 2010 until 2015. He had 27 years with Northrop. He did an unbelievable job in getting Aerojet from where it was, from the time he joined, until 2015. He was truly the proponent of the Rocketdyne acquisition. He also took out 110 different IT systems and we put in one ERP system. The implementation wasn't the greatest in the world – we went from a $30 or $40 million budget and ended up spending significantly more than that, but it allowed the foundation for what Aerojet is today. And Mark could talk about some of the buildings that we had to remove in the interim.

You know, Mark and Scott were really the architects of CIP 1 and CIP 2, which created the cost savings that enabled Aerojet to become competitive, and to continue to bid on follow-on contracts as well as new contract development. So, Scott was a great leader of the Company. He was there before the next CEO, which was Eileen Drake, who was hired to be COO, and due to health issues from Scott, he had to leave the Company in June 2015.

Mark Tucker

So, when we look at what we need to do, we've already started working on a plan to have a cohesive leadership team and reassure customers that we're committed to fixing our problems and ensuring financial stability. One of the first issues will be to assess what the impact of the change of control will be on the current leadership; who chooses to stay, who chooses to leave, filling the vacancies that are in the C-suite now, and really formulating a leadership team that's going to gel and be a cohesive leadership team.

We've got to reach out right away to the primary customers and reassure them that we're going to be focused on executing their programs and fulfilling our obligations and restoring their confidence, and then making sure we've addressed the financial stability, again, taking a look at debt agreements that could be impacted by the change of control and developing a framework for lender relationships and potential refinancing, if that's what the business dictates.

The first order of business is healing the organization. I call it healing. Like I mentioned, it's obviously been a very tumultuous 18 months for the workforce. Warren mentioned a significant amount of attrition. We've got to stem that. There is a demand for labor across all industries, and we have to assure that we're retaining the people we have as well as adding new key talent we need to execute our business.

I plan to visit all of our plants, which I've been to many times and am very familiar with the people who are there and who run them. I think it's very important that they see me and hear me, and make sure that we have a vision and we're driving a culture of engagement and social responsibility, and that they are compelled to want to stay with the Company. And then as I mentioned, likewise with making sure I get out to our top customers and listen to the voice of the customer on where we need to improve.

I've also committed to a stronger governance position. Warren and I had this discussion when he asked me would I be willing to come back. And I said we need to make sure we have a functioning, well-governed board, and he's in violent agreement with that. We would expand the board to nine directors so that we would never get in the situation we're in now, where we have a 50/50 impasse. That's in place.

Warren has agreed that he would step down as Exec Chair and that we would appoint an Independent Lead Director of the Board. Warren would need time, as he's an insider at this point, and it would take some time before he could be considered to be totally independent. So, we agreed as a team that the Board would appoint an Independent Lead Director as we move forward.

I'd also really push forward ESG and CSR as a primary priority of the Company. The Company already has an incredible environmental responsibility. As Warren mentioned, we spend anywhere between $40 and $50 million a year remediating the groundwater and soil in our facilities, as well as being environmentally compliant across our operations. Energetic solid rocket motors and liquid rocket engines are extremely volatile businesses that aren't exactly the most environmentally friendly industries, but we have demonstrated our responsibility to ensure that we not only meet regulations; we surpass them. And as I mentioned also, it's restoring the organization to social responsibility, which is incredibly important for our employees, and maintaining a solid governance plan.

So, kind of shifting to the strategy of, how are we going to do that, it's basically built on four pillars, and as I mentioned, really focusing on improved performance on the programs we already have in the defense and space business. The Company has several very well-performing programs, but when you dive deep into the whole portfolio, there are several programs that are traditional, historic, long-running programs that have deteriorated.

And we think that we can fix those. They're not going to be easy fixes. They could be production issues, quality issues. They could even stem into the engineering design package that needs to be enhanced. But we need to put the key performance measures in place that drive good program performance.

My background has always been that cost and schedule are a function of quality. And if you fix the quality problems, the production problems can be straightened out, the schedule will be achieved, and you'll meet your cost targets. When you have those kind of disruptions, you are not going to be able to achieve those kind of results. So, as I mentioned, in my background I've got a long history of running programs and a long history of fixing program issues and concerns. So that'll be my primary focus.

And then as I mentioned, the optimized capital redeployment and looking at potentially buying shares back, monetizing our real estate – that's all going to be very important. Strengthening our corporate governance and aligning my comp and the exec team's comp with performance and aligning that with shareholder expectations. And then fixing the broken programs, or red programs, driving value to our customers, enhancing the value of the Company – we'll then always continue to explore alternatives as we improve the performance of the Company.

Now, if you look at the basis of the plan and how we expect to achieve that, if you take a look at this chart and we started off with 2025 as the baseline, which is fundamentally what's in the Company's strategic plan right now of where we could be positioned from a revenue and profitability standpoint. And if we just are able to remediate the red programs and get those programs performing to what was in the plan baseline, between the space and defense business, we think we could realize about another $50 million in gross profit opportunity.

There are some opportunities to continue to reduce cost. We took out a tremendous amount of cost when we implemented a CIP through facility rationalization and overhead reductions, and those continue to be sustained, but I think, particularly through the last year, there has been some excessive corporate expenses and other SG&A areas that, over the three-year period, we could see our way forward to take out about another $20 to $25 million of cost.

And then, really implementing a robust continuous process improvement/product affordability program, we could get about another $10 million over the portfolio programs, which on some of the mature programs may be a bit of a stretch, but on some of our more immature programs, that's certainly within the realm of achievability.

Now, we're going to have to invest some of that back in the business. As Warren mentioned, if we're able to execute on our operational plan, that'll give us some headroom to reinvest better or in greater amounts in independent research and development, new product introduction. Potentially investing in automation in the factories, where we have some processes that are highly variable that automation would take out that variability and increase the probability of success through the build.

And as mentioned, we've got to get the organization staffed to execute the business backlog. We've got a tremendous opportunity in front of us with the business that's already been won, but we have to have the team in place to be able to execute it. So, the R&D side, I think we're well-positioned in hypersonics technology, but I think we could expand some of our investment in that, particularly in high temperature composite materials, in combustion, and inlet technology.

Hypersonics is clearly important to the future of our warfighters and our national defense, and Aerojet Rocketdyne is well-positioned to do that, but I think an increase in IR&D would facilitate that, as well as future propellants and launch system technologies that could be enhanced by an enhanced investment.

So, if we were able to achieve that, you could see that's 50% higher than the baseline plan. And we believe that translates to share price increase or value creation for the shareholders; we think the benefit of the operational improvements and the benefit of returning capital to shareholders through buybacks, you could see what we think that could do to the price, and that reasonably the stock price could hit in the high 60s.

Now, as we reestablish that value in the Company, it could result in a multiple expansion of three times. Now, that's not in my control. That would be determined by the market and the shareholders. But we think that the Company would be able to wield exceptional multiples as we continue to drive operational excellence. So, I think that we can do that. It's not going to be hard, but it will take some time.

Now we'll get into a few specifics of the plan. And as I mentioned, the first priority is to focus on human capital and the team. As Warren stated, there is no individual that is responsible for the success of the Company over the last five to seven years, and there won't be one person responsible for its future success. It'll be the whole team, including a solid, well-respected leadership team, a workforce that has confidence in that leadership team, and a culture that says we're driven for operational excellence.

We need to take a look at our reporting structure in the organization, since there have been some significant vacancies in the organization, and where some of the primary functions are lined up and do we have the right organizational construct and alignment. And as I mentioned, the implications of a change of control on the leadership team and who's going to be there and who's not, and making sure we've got the right people in the right seats.

Clearly, we have to look at our compensation package to make sure that we're competitive and that our employees feel like they're being compensated fairly to stem the attrition if that, in fact, is a driver. And then just making sure that we have a really robust internal communication plan, and as I mentioned, starting with me getting out to all the sites, doing all-hands and regular communications to the whole organization.

Next focus obviously is going to be on the customers. As Warren mentioned, there's only a handful. This industry is relatively small, and relationships go a long way, and your reputation goes a long way. So, I need to get out right away and make sure that I'm hearing the voice of the customer, that we own the issues that are our responsibility, and that they've got confidence in our commitment that we're going to fix them.

There's always challenges and problems in this industry. It's a complex business. We deal in rocket science. And so, there will be issues. What I've found in the industry is, when you own those issues and you commit to your customer, you're doing everything you can to fix them, and you're willing to engage in having them help you and support you, that we'll work through the problems, we'll get through them. But the lack of addressing those issues is extremely frustrating to any of the customers.

So, programs, execution, and operational excellence is at the core of the business. The defense business runs on programs and program execution. We have to fix the quality and production issues, as I mentioned. Some of those and the complexity of those, we need to do a grassroots assessment of what programs are really what we consider red. And red is not meeting their contractual delivery obligations, significant cost overrun positions, or quality issues.

We have to address supply chain issues. The world is struggling with supply chain logistics, and lead times, and price increases. But in this business, we're also highly dependent upon specific suppliers that have unique capabilities, and we need to make sure that we're helping them meet those process specifications and assuring that we are able to turn their product as we move through our build cycle.

And then really focusing on operational excellence and a continuous process improvement mindset that says we relentlessly go after any issues that we can improve. Even on well-run, high-performing programs, there's always a small opportunity to do better. I believe that, and in my 37 years of my career, you can always find some opportunity to improve performance or reduce cost.

Next, we'd like to talk about looking at some of those overhead reductions I mentioned and spending. As I mentioned, we took out a tremendous amount of cost in CIP, and that was a major restructuring. I don't think that's necessary going forward. I think we have a challenge of how are we going to deal with the expansion. And in some cases, we may need to go back and expand some of our footprint to make sure that we can execute the tremendous growth opportunity. But we do need to focus on streamlined corporate office expenses, G&A, and areas that we think we may be able to trim a small amount over the next three years.

And then also, we have a real focus on potentially getting 100% of our environmental costs reimbursed through our contracts. As a defense contractor, we're able to get reimbursed for some of our environmental costs through our contracts, and right now the Company gets 88%. We think that, working with our government customers, that we can make the case to be able to recover 100% of those costs if the government agrees.

So, next we talk a little bit about enhancing the corporate governance. As I mentioned, we've already agreed as a leadership team and Warren's slate of directors that we would expand the Board, that Warren would step down as Exec Chair, and that we would take a look at all of the committee bylaws and governance. We'd have to restructure all that given the new Board. That would ensure exec comp is in line with shareholder expectations, and that we would also increase our transparency through investor calls and Q&A periods and regular interface with our shareholders.

That's the basis of the plan. It's not going to be easy to execute, but I hope I've illustrated that we're capable of doing that. It'll take the whole team to focus. It'll take restructuring the organization and getting everybody focused on executing the business as opposed to the disruptions they've been dealing with.

So, now I'd like to open it up for questions.

QUESTION AND ANSWER

Moderator
We have a question from Rocco Barbero from JPMorgan. The question is, what is your plan to fix the aforementioned production lapses and delivery issues?

Mark Tucker
It's kind of like what I've done my whole career when we've had program problems. The first thing you need to do is really understand what is driving the underlying performance problems. And what in industry we call root cause analysis is you really need to get to what is the root cause of the problem, not just the symptom of the problem because sometimes that's what people mistake as the root cause, and they try to treat the symptom, not the root cause.

So, we need to understand the root cause. Once you understand that, you can develop your alternatives, a fix, and do trades to determine what is actually going to fix the root cause because in a lot of cases these are very complex issues with chemical interactions and mechanical engineering challenges, and you have to really understand the dynamics of that.

And then you put a recovery plan in place that's realistic and resourced, and then you have relentless focus on managing that plan. And that, in my experience, has been regular reviews with senior leadership. As the CEO, I would commit to reviewing these red programs on a very frequent basis, including participating in customer reviews where we are committing to our customers that we have fixed those.

It really is kind of blocking and tackling. It's fundamental production engineering, root cause corrective action, continuous process improvement. And I've done it my whole career.

Moderator
We have another question from JPMorgan that comes from Rocco Barbero. Aerojet is currently sitting on a net cash position, which is rare for the industry. Are there other plans for capital deployment in addition to share repurchases? And what leverage ratio would you be comfortable bringing the Company to?

Mark Tucker
Let me start, and then I'd certainly want Warren to engage in this, as he's been heavily involved in the capital deployment in the Company since his involvement. I didn't touch on it specifically in my plan, but in capital redeployment, we have a share repurchasing profile laid out where we think, over the next three years, we could repurchase up to about $1.4 billion of our stock, assuming we continue to operate efficiently, and the Company generates the cash to allow us to redeploy that while maintaining an appropriate amount of operating capital to run the business.

We would retire some of our existing converts in our debt restructuring and be able to obviously redeploy that, and potentially restructure our debt structure to optimize the leverage in the Company. So, I'll turn it over to Warren to expand on that.

One more comment I'd make on capital redeployment. As I mentioned in my plan, where we need to reinvest in the business, we would also use some of that capital to fund our increase in research and development and any opportunity we have to instill automation where it would make sense for our process improvements.

Warren Lichtenstein
Mark, I think you covered it all. Thank you.

Moderator
Our next question comes from Matt Garrett from Strata Analytics. The question is, is there an opportunity to reacquire top talent that may have been lured into newer aerospace companies that have had inflated equity values and are newly capitalized?

Mark Tucker
I certainly think there is opportunity to do that. Sometimes, people see that the grass is greener on the other side. And when they jump there, they find out, well, that might not necessarily have been what they expected. And there's an interest – I've had a few people express interest, saying, hey, I wouldn't mind coming back if there's an opportunity for me. We certainly would welcome those people back with open arms.

It comes back to what team does a person want to play on. All of us as individuals are free agents, and you can pick what team you want to work for. And you want to work for a team or an organization that has a positive culture, that has exciting products and programs, and you feel rewarded as an individual in your contributions. And that's the kind of culture I want to establish, that we're a winning team. And it's not me, it's the team that drives the performance.

So, stability in the organization is key to that. When you look at the churn in the leadership team, if any team has that kind of turnover in leadership, it's hard to gel. It's hard to ever get to become a really cohesive leadership team. So, there's got to be stability. You're always going to have some people that are going to leave. You're always going to have changes in the team, but wholesale change does not represent stability, and people have to see that there is a path to value creation.

And for shareholders, that's obvious, but it's also important for employees as they see new opportunity to work on new stuff. And if we're not driving that and developing that, they're going to want to go where the exciting new stuff is. And so, we've got to make sure that we're competing with these other adjacent companies that have been realizing the benefit of our employees.

Moderator
Our next question comes from an individual investor. The question is, why do you see growth and margin opportunities that Ms. Drake does not?

Mark Tucker
Well, first, I think as I've highlighted, is if we just realize the opportunity we have in front of us to expand revenue and profit on programs that are underperforming. There are some programs that are performing exceptionally well, and we need to make sure they continue to perform exceptionally well.

So, in this business, every time everything is going well, I really worry because I wonder what's going to go wrong. And you have to be a really good risk manager in looking at what could happen and making sure that you are mitigating those risks so that you don't slide backwards. Executing, that's a tremendous backlog the Company has, as expressed, it's got a record backlog of funded and then potentially unfunded programs that'll turn to funding, that if we just execute on those business, could potentially increase and expand the revenue and the profit.

We can also get volume expansion as our customers increase their confidence, and there are opportunities to increase production rates. Right now, you hear a lot about the products that we're involved in being in heavy demand because of the situation in Ukraine. That would present an opportunity for expansion.

We also have to look at where we're at with pricing on many of our programs. And in today's current inflated state and with our costs being increased through labor and our supply chain increases, as the whole economy is seeing, we have to look at whether that enables us for any economic price adjustments in some of our programs where inflation is driving our cost, and we could recoup that through price increases.

And then new product introduction; this is a business where it takes quite a long time to develop and mature and demonstrate new product capabilities. So, that's why increasing our R&D funding to look at where we could potentially expand our product lines would be a longer-term view at where we think we could expand our revenues and margins.

Moderator
Our next question comes from Marc Selinger from Janes. How likely is it that you will find another buyer for the Company that can obtain antitrust approval?

Warren Lichtenstein
Very good question, and one that I'm not sure that we can answer. In the lawsuit that the FTC filed, they made it very clear that at the moment they didn't like Northrop, Lockheed, Boeing, or Raytheon to be acquirers. That doesn't mean that there can't be other strategic acquirers that would not have the same type of vertical integration opportunity, but also wouldn't have the same fee on fee problem.

And as a Board, we always have a fiduciary obligation to entertain any and all offers made for the Company by a bona fide bidder, and would always do so. Having said that, I have owned the stock for 20 years and, given what I know about the business and Mark's leadership style, would be very happy to own it for another 20 years.

Mark Tucker
And let me reiterate, I'm in no rush to make that a priority. I think we're going to be plenty busy on focusing on stability. And for the workforce, that hanging out there has potential is distracting, and I don't want the workforce to be distracted one bit. I want them focused on execution and customer satisfaction.

Moderator
Our next question comes from an individual investor. The question is, is there a go-forward ESG philosophy?

Mark Tucker
Yes. As I kind of brushed over quick in my plan, I think we're going to make ESG a clear priority and be proactive in it. Many of the elements are already there: Company philanthropy, and our focus on our environmental responsibility. I think we can certainly increase our game on social responsibility and commitment to employees. Diversity, engagement and inclusion is certainly something that we need to enhance and focus on.

As I mentioned, we think that we have an opportunity to increase our profitability through, again, recovery of our environmental costs. So, that'll be very important. And as I mentioned before, we've already committed to enhance our governance position by those restructuring activities we talked about in the Board governance and structure.

Moderator
Our next question comes from Geraldine Septic. How did you arrive at the 1 million FCF attribution to the CARES Act in 2021? They're struggling to tie this to the FY 2021 filings.

Warren Lichtenstein
Sure. You mean 100 million. And it was lack of funding into the pension plan, which was about $70 million, and then a lack of tax payments that needed to be made. And the decision not to fund the incremental $70 million into the pension plan resulted in a management bonus of $5 million for hitting their free cash flow. To me, that wasn't pay-for-performance. But it was a change of the funding requirements into the plan.

Moderator
Our next question comes from Dan Oricchio from Clearline. To follow up on the M&A question: so, the plan is not to run a process shortly after the completion of the proxy contest?

Mark Tucker
Thanks for the question. As the Board and the leadership team have the responsibility to always look at alternatives and consider the best value for the shareholder, that will be an ongoing process. As I stated, our focus is going to be on executing the business so that, when those opportunities present themselves, we get maximum shareholder value if that, in fact, is the alternative.

Moderator
That concludes the Q&A portion of our investor conference.

CONCLUSION

Warren Lichtenstein
Thank you, everybody, for attending today. We appreciate it, especially on such short notice. If anybody has any follow-on questions or would like to have a conversation with me and Mark or any of the nominees, we're happy to do so. Have a wonderful day and a great weekend.

Mark Tucker
I'd also like to express my thanks. I look forward to having further conversations with many of you as we have the opportunity to execute this business and provide transparency. I'm excited about the opportunity to move forward. I have no focus on the past and why we're here. I just want to assure you that I'd be focused on executing the business in the future and going forward. Thank you very much for your time.

Operator
The conference has now concluded. Thank you for attending today's presentation. You may now disconnect.